Exhibit 1.01

DANA HOLDING CORPORATION

Conflict Minerals Report

For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Overview

This report has been prepared by management of Dana Holding Corporation (herein referred to as “Dana,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all of our majority-owned subsidiaries. As a global provider of high technology driveline (axles, driveshafts and transmissions), sealing and thermal-management products, our customer base includes virtually every major vehicle manufacturer in the global light vehicle, medium/heavy vehicle and off-highway markets. At December 31, 2014, we employed approximately 22,600 people, operated in 25 countries and had 90 major facilities around the world.

We are filing this report because we are unable to determine whether certain products that we either manufacture or contract to manufacture contain necessary conflict minerals that originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country,” and collectively, the “Covered Countries”). Conflict minerals are cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).

As described in further detail below, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. To obtain this information, in accordance with the OECD Guidance (as defined below), we sent a Request For Information (“RFI”) to direct suppliers representing in excess of 19% of our 2013 supplier shipping locations for direct components. In addition, as we enter into new agreements with our suppliers, or our agreements renew, we are adding requirements for suppliers to provide information about the source of 3TG and smelters.

We have adopted the following conflict minerals policy:

As a company with sales and manufacturing operations throughout the world, Dana Holding Corporation (“Dana”) supports the sourcing of minerals responsibly, as set out in our Standards of Business Conduct. We support ending the violence and human rights violations in the mining of certain minerals from a location described as the “Conflict Region,” which is in the Democratic Republic of the Congo (“DRC”) and neighboring countries. As a result, the U.S Securities and Exchange Commission (“SEC”) adopted final rules to implement reporting and disclosure requirements related to “conflict materials,” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The rules require manufacturers who file certain reports with the SEC to disclose whether the products they manufacture or contract to manufacture contain “conflict minerals” that are “necessary to the functionality or production” of those products.

The definition of “conflict minerals” refers to gold, as well as tin, tantalum, and tungsten, the derivatives of cassiterite, columbite-tantalite, and wolframite, regardless of where they are sourced, processed or sold. The U.S. Secretary of State may designate other minerals in the future. We support these requirements to further the humanitarian goal of ending violent conflict in the DRC and in surrounding countries, which has been partially financed by the exploitation and trade of “conflict minerals”.

OUR COMMITMENT:

1.	Support the aims and objectives of the U.S. legislation on the supply of “conflict minerals”

2.	Do not knowingly procure specified metals that originate from facilities in the “Conflict Region” that are not certified as “conflict free”

3.	Ensure compliance with these requirements, and ask our suppliers to undertake reasonable due diligence within their supply chains to assure that specified metals are being sourced only from:

•	Mines and smelters outside the “Conflict Region” or
•	Mines and smelters which have been certified by an independent third party as “conflict free” if sourced within the “Conflict Region”

Dana is basing its due diligence processes, in part, on the guidance provided by the Organization for Economic Co-operation and Development (“OECD”). The framework of the OECD provides practical guidance to companies on a set of actions that can be taken throughout the supply chain to ensure responsible due diligence. Dana has established a global team, reporting to executive leadership, to work through the OECD framework and is developing a plan to address each of its focus areas.

This due diligence includes having our suppliers provide written evidence documenting that raw materials used to produce gold, tin, tantalum and tungsten, used in the materials to manufacture components and products supplied to Dana Holding Corporation, originate from outside the “Conflict Region” or, if they originate from within the “Conflict Region,” that the mines or smelters be certified as “conflict free” by an independent third party. The aim is to ensure that only “conflict free” materials and components are used in products that we procure.

If we discover the use of these minerals produced in facilities that are considered to be “non-conflict free” in any material, parts or components we procure, we will take appropriate actions to transition the product to be “conflict free.”

Due Diligence Process

Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for 3TG. As described above, Dana has adopted a company policy which is posted on our website at www.dana.com.

Management System

Dana has established a management system for conflict minerals. Our management system includes a number of executive-level representatives as well as a team of subject matter experts from relevant functions such as purchasing, engineering, finance, legal and internal audit. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by a Senior Manager of Purchasing who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

As we do not have a direct relationship with 3TG smelters and refiners, we are engaged and cooperate with other major manufacturers in our industry. Controls include, but are not limited to, our Standards of Business Conduct which outlines expected behaviors for all of our employees, our Standards of Business Conduct for Suppliers and obligations contained in agreements with our suppliers.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have utilized our internal supplier master software to send the Conflict Minerals Reporting Template (CMRT) to the suppliers identified and record the information in the supplier profile and scorecard. Feedback from this engagement has allowed us to analyze and refine the suppliers we engage and the timing required for suppliers to report. Initial RFIs have allowed us to further rationalize the suppliers that may use conflict minerals in their products and take a more targeted approach going forward to define if any products contain minerals from the Covered Countries. Moreover, as we enter into new agreements with suppliers, or our agreements renew, we are adding requirements that suppliers provide information about source of conflict minerals and smelters. These new requirements set an expected level of reporting to facilitate engagement and the due diligence process.

Identification and Assessment of Risks

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify parties that supply our direct suppliers. Accordingly we participate in a number of industry-wide initiatives. We have identified 112 direct suppliers. We rely on these suppliers, whose components may contain 3TG, to provide us with information about the source of minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of these suppliers are also SEC registrants and subject to the Rule.

Products

In determining which of our products might contain 3TG, all of our direct suppliers were given a commodity classification for the type of materials they supply to us and the suppliers for those commodities where included.

We cross-referenced a list of parts from our IMDS (International Material Data System) database where suppliers had identified the products containing 3TG. IMDS is the automobile industry’s material data system. In IMDS, all materials used for automobile manufacturing are collected, maintained, analyzed and archived. We sent a RFI to each of these suppliers even if the 3TG had no fit or function of the product.

Standard Operating Procedures

In response to this risk assessment, we adopted our comprehensive Standard Operating Procedures, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As described above, we participate in industry-wide initiatives to identify parties in the supply chain. In particular, we are a member and have been actively engaged with the Automotive Industry Action Group (“AIAG”).

As part of our risk management plan, to ensure suppliers understand our expectations, we have provided supplier training documents through our supplier master system. Our supplier master system allows us, among other benefits, to conduct real-time communications with all of our suppliers. Conflict minerals information has been incorporated into our supplier information scorecard that document and retain supplier information used to prevent and reduce risk. A project management process in the supplier master system was used to document and follow OECD guidelines to ensure due diligence was followed. A conflict mineral RFI was sent to 112 direct supplier locations.

As described in our conflict minerals policy, we engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

Independent Third Party Audit of Supply Chain Due Diligence at Smelters and Refiners

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain.

Due Diligence Results

Requested Information

We conducted a RFI from our direct suppliers using the template developed by the EICC RFI and incorporated into our supplier master system described above. Due to the number of suppliers, it was not practical to conduct a RFI of all our suppliers and we believed a reasonable approach was to conduct a RFI of our suppliers where the nature of the component, or the location of the supplier, suggested that those components were likely to contain 3TG. This resulted in a RFI of 112 direct suppliers representing in excess of 4% of our 2013 supplier shipping locations for direct components.

The RFIwas developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It included questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the RFI contained questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website and in our supplier master system. The RFI is being used by many companies in their due diligence processes related to conflict minerals.

RFI Responses

We received responses and reviewed them against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the RFI. We have worked directly with these suppliers to provide revised responses.

No suppliers provided information at a part number level. The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied. We were therefore unable to determine whether any of the conflict minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Efforts to Determine Mine or Location of Origin

Through OECD and requesting our suppliers to complete the RFI, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

Most of our suppliers were unable to represent to us that 3TG from the entities they listed had actually been included in components they supplied us. We have therefore elected not to present the smelter and refiner names in this report.

Future Due Diligence Measures

In the next compliance period, we intend to implement steps to improve the information gathered from our due diligence process. The steps include:

•	Include a conflict minerals flow-down clause in new or renewed supplier agreements.

•	Refine the number of suppliers requested to supply information and determine the part number that those supplier provide to attain a part number level report.

•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier RFI responses.

•	Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

•	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

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